SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director Declaration

22 March 2010

AVIVA PLC

Aviva plc non-executive director notification

Aviva announces that Michael John Hawker, one of its non-executive directors, has been appointed to the Boards of Macquarie Bank Limited and the Macquarie Group Limited as an independent non-executive director with immediate effect.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Graham Jones – Group Company Secretary
Tel: 020 7662 2227

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 March, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary